As Filed with the Securities and Exchange Commission on May 5, 2015

Registration Nos.: 811-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:	Variable Annuity-8 Series Account

Address of Principal Business Office (No. & Street, City, State, Zip Code):

50 Main Street, 10th Floor
White Plains, New York 10606

Telephone Number (including area code):

(800) 537-2033

Name and address of agent for service of process:

Louis J. Mannello, Jr.
President and Chief Executive Officer
c/o Great-West Life & Annuity Insurance Company of New York
8515 East Orchard Road
Greenwood Village, Colorado 80111

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:        YES [x]            NO [  ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940 the sponsor of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Greenwood Village and state of Colorado on the 4th day of May 2015.

VARIABLE ANNUITY-8 SERIES ACCOUNT

By:	GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
OF NEW YORK

By:	/s/ Richard G. Schultz
Richard G. Schultz
Senior Vice President, General Counsel & Secretary
Great-West Life & Annuity Insurance Company of New York

Attest:	/s/ Ryan L. Logsdon
Ryan L. Logsdon
Assistant Vice President & Counsel